UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 5, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sypris Solutions Inc.

File No. 0-24020 - CF#21102
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       Sypris Solutions Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 2, 2007.

       Based on representations by Sypris Solutions Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	until June 30, 2008
Exhibit 10.2	until December 31, 2014

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel